TAHOE RESOURCES JOINS UNITED NATIONS GLOBAL COMPACT, REAFFIRMING
COMMITMENT TO SUSTAINABILITY ACROSS THE BUSINESS

VANCOUVER, British Columbia – February 5, 2018 – Tahoe Resources Inc. ("Tahoe" or the "Company") (TSX: THO, NYSE: TAHO) is pleased to announce that it has joined the United Nations Global Compact (UNGC), the world’s largest corporate sustainability initiative. As an official participant of the UNGC, Tahoe joins other international businesses, including a number of industry-leading mining companies, in committing to align its strategies and operations with the ten principles of the UNGC on human rights, labor, environment and anti-corruption, and take actions that advance these societal goals.

“At Tahoe it is imperative that we are constantly mindful of the full range of impacts our business operations have on our employees, our host communities, our stakeholders and our environment,” said Ron Clayton, President and CEO of Tahoe. “Developing strong corporate citizenship is a constant learning exercise, and we are always looking for ways to improve. Last year brought with it a number of challenges, as well as some steps in the right direction, including strengthening our social and environmental management teams. Joining the UNGC is the next step in this process, reaffirming our existing commitments to building our business around human rights, good governance and responsible practices.”

“We take our responsibility to respect human rights in all aspects of our business very seriously and expect the same of our business partners, employees, contractors, and community stakeholders,” said Dost Bardouille, Director of Sustainability of Tahoe. “The UNGC is globally recognized for guiding good business practices, and through active participation we have an opportunity to engage with other companies to collaboratively learn and promote the Compact’s principles. This is the first of a number of specific actions we have planned in 2018 to enhance Tahoe’s sustainability performance and stakeholder relations.”

As part of its commitment, Tahoe will make the UN Global Compact and its principles part of the strategy, policy, culture and day-to-day operations of the company, and continue to engage collaboratively on programming that advances the UN Sustainable Development Goals. Tahoe is committed to transparently providing updates on how we conduct our business, including regular communication on the Company’s efforts to implement and maintain the Compact’s principles. Tahoe will also participate in the Global Compact’s Canada Local Network to work with other like-minded companies, with the aim to scale the impact of sustainability efforts on a global level.

Links for further information:
   •  United Nations Global Compact website: www.unglobalcompact.org/index.html
   •  Social Responsibility at Tahoe Resources: http://www.tahoeresources.com/social-responsibility/

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812